

Mail Stop 7010

May 22, 2009

Via U.S. mail and facsimile

Nikolay Lobachev
Chief Executive Officer
Royal Style Design, Inc.
2561 Forsythe Road, Unit D
Orlando, FL 32807

   RE: Royal Style Design, Inc.
     Registration Statement on Form S-1
     Filed April 30, 2009
     File No. 333-158924

Dear Ms. Lobachev:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 16. Exhibits, page II-3

1. We note that certain of your exhibits, which are marked by asterisks in your exhibit list, have not been filed with this registration statement. If you intend to incorporate these exhibits by reference to a previous filing, please include an affirmative statement to this effect. Otherwise, please file these missing exhibits by pre-effective amendment.

Exhibit 5.1

2. Please have counsel confirm to us that it concurs with our understanding that its reference to the Florida Business Corporation Act includes the statutory provisions and all applicable provisions of the Florida Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

3. We note from counsel's opinion that it has relied on the opinion of Guy K. Stewart as to all matters of Florida law. Please file Mr. Stewart's legal opinion upon which counsel has relied. This opinion should confirm that Mr. Stewart has consented to Michael Page PLLC's reliance on the opinion and to the inclusion of and the opinion in the registration statement.

Item 17. Undertakings, page II-3

4. Please provide the undertakings required by Items 512(a)(5)(ii) and (h) of Regulation S-K. In addition, note that the undertakings required by Items 512(a)(6), (c), and (i) of Regulation S-K do not appear applicable to your offering and may be removed.

Signatures, page II-6

5. Your signature page represents that both Messrs. Terikov and Sorokoumov are your chief financial officers; please revise accordingly. In addition, please indicate the person who has signed in the capacity of controller or principle accounting officer. See Instructions to Signatures on Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael Paige (via facsimile)
        Jackson & Campbell, P.C.